SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*


                     Information Management Associates, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    456923101
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                 |_| Rule 13d-1(b)
                                 |_| Rule 13d-1(c)
                                 |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).






                                  (Page 1 of 5)

CUSIP No.  456923 10 1                13G                Page 2 of 5 Pages
________________________________________________________________________________
     1.  NAME OF REPORTING PERSONS
         SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

         Gary R. Martino
________________________________________________________________________________
     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |_|
                                                               (b)  |_|
         Not Applicable
________________________________________________________________________________
     3.  SEC USE ONLY


________________________________________________________________________________
     4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United State of America

________________________________________________________________________________
                    5.  SOLE VOTING POWER
                        704,132
    NUMBER OF
     SHARES    _________________________________________________________________
  BENEFICIALLY      6.  SHARED VOTING POWER
    OWNED BY            0
      EACH
    REPORTING  _________________________________________________________________
   PERSON WITH      7.  SOLE DISPOSITIVE POWER
                        704,132
________________________________________________________________________________
                    8.  SHARED DISPOSITIVE POWER
                        0
________________________________________________________________________________
     9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         704,132
________________________________________________________________________________
    10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES                                        |_|

________________________________________________________________________________
    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.1%
________________________________________________________________________________
    12.  TYPE OF REPORTING PERSON
         IN

________________________________________________________________________________

Item 1(a).  Name of Issuer:

            The name of the Issuer is Information Management Associates, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The principal executive offices of the Issuer are located at 639 Research Parkway, Meriden, Connecticut 06450.

Item 2(a).  Name of Person Filing:

            This statement is being filed by Gary R. Martino.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of the Reporting Person is 2 Corporate Drive, Suite 750, Shelton, Connecticut 06484.

Item 2(c).  Citizenship:

            United States of America.

Item 2(d).  Title of Class of Securities:

            This Schedule 13G statement relates to Common Stock.

Item 2(e).  CUSIP Number:

            456923 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|     Broker or dealer  registered  under  section 15 of the
                          Act (15 U.S.C. 78o);

            (b)   |_|     Bank as  defined  in  section  3(a)(6)  of the Act (15
                          U.S.C. 78c);

            (c)   |_|     Insurance  company as defined in section  3(a)(19)  of
                          the Act (15 U.S.C. 78c);

            (d)   |_|     Investment  company  registered under section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e)   |_|     An  investment  adviser  in  accordance  with  Section
                          240.13d-1(b)(1)(ii)(E);

            (f)   |_|     An  employee   benefit  plan  or  endowment   fund  in
                          accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g)   |_|     A  parent   holding   company  or  control  person  in
                          accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h)   |_|     A savings  association  as defined in Section  3(b) of
                          the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)   |_|     A church plan that is excluded from the  definition of
                          an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      This Schedule 13G statement is being filed pursuant to Rule 13d-2(b) as an amendment to an original Schedule 13G filed pursuant to Rule 13d-1(d). The original Schedule 13G was filed as a result of the ownership of more than 5% of the Common Stock of the Issuer prior to the initial public offering of the Issuer.

Item 4.      Ownership.


       (a)  Amount beneficially owned:            704,132 shares
       (b)  Percent of class:                     7.1%
       (c)  Number of shares as to which has:
             (i)    Sole power to vote or to direct the vote:                   704,132 shares
             (ii)   Shared power to vote or to direct the vote:                 0
             (iii)  Sole power to dispose or to direct the disposition of:      704,132 shares
             (iv)  Shared power to dispose or to direct the disposition of:     0


Item 5.      Ownership of Five Percent or Less of a Class.

             This filing on Schedule 13G is not for the purpose of reporting the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned by the Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             This statement has not been filed by a parent holding company.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001


 /s/ Gary R. Martino
- -------------------------------
Gary R. Martino